Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

July 14, 2023

Filed via EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Trust”)

 (File Nos. 333-208873; 811-23124)

Dear Ms. Marquigny:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-

Effective Amendment Nos. 95/99 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the BrandywineGLOBAL – U.S. Fixed Income ETF series of the Trust (the “Fund”), which was filed with the Commission on April 14, 2023 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1.  Comment: Please describe in a footnote to the Fee Table the list of items that are excluded from the unitary fee arrangement.

 Response: The Trust notes that the list of items excluded from the Fund’s unitary management fee is described under the “Management” section in the Prospectus. The Trust submits that the current Fee Table disclosure is consistent with the instructions in Form N-1A and is the standard convention across the Franklin Templeton ETFs, which is also consistent with the approach utilized by many other ETFs and mutual funds that operate under a unitary management fee structure. The Trust also notes that in November 2022 the Staff gave a conflicting comment relating to the ClearBridge Focus Value ESG ETF series of Legg Mason ETF Investment Trust II (formerly known as the ActiveShares ETF Trust). The Trust therefore respectfully declines to make the requested change.

2.  Comment: In the updated disclosure in the Principal Investment Strategies section describing the sub-advisor’s security selection process, please further clarify how the sub-advisor selects investments. Specifically, please provide more detail on how the sub-advisor identifies “attractive value” and what sort of metrics it uses and characteristics it looks for when selecting investments.

 Response: The Trust’s previously proposed disclosure has been further revised to state the following:

The portfolio managers’ investment process is top-down, macro-economic driven and value oriented. Their buy discipline is highlighted by patience and conviction. The portfolio managers develop a viewpoint on the business cycle in conjunction with a value-based analysis of U.S. dollar-denominated, investment-grade fixed income securities to determine the Fund’s strategy duration, sector and quality exposures over time. Security selection is determined through analysis of both top-down, macroeconomic conditions as well as bottom-up, fundamental analysis within the context of their value-oriented framework.

In analyzing macroeconomic conditions, the portfolio managers take into account things such as geopolitical and demographic factors that might impact the overall economy. This framework informs the broad investment themes of the portfolio and helps the portfolio managers determine duration and sector allocations. Bottom-up, fundamental analysis is utilized to help identify specific securities or issues that might be invested in or should be avoided. The portfolio managers focus their investments on a limited number of securities that they believe represent attractive value, rather than invest the portfolio across a large spectrum of securities in attempt to replicate an index-like distribution. If they do not find value in a particular sector, industry or security, they will not invest in it. The portfolio managers utilize both qualitative and quantitative criteria (including proprietary quantitative models) as part of the portfolio construction process, including in determining that an investment represents an attractive value. An investment offers an attractive value if the portfolio managers, through their analysis, have determined that the investment is mispriced and trading below what current or expected economic conditions warrant. Quantitative models are proprietary systems that rely on mathematical computations to identify investment opportunities.

The portfolio managers sell fixed income securities or sectors when they no longer meet their value criteria. This could be due to the impact of the business cycle or fundamental changes affecting yield, spread or price. For example, they typically sell corporate bonds and mortgage-backed securities when spreads narrow significantly or when changing fundamentals introduce risks outweighing potential rewards. In some cases, they may modify the characteristics or risk profile of a sector instead of completely eliminating exposure, such as by shortening duration.

3.  Comment: The Staff reiterates its prior comment to revise the Fund’s 80% investment policy to ensure investors understand how the phrase “other instruments with similar economic characteristics” applies under Rule 35d-1 under the 1940 Act. Please identify what characteristics make an instrument equivalent to a U.S. fixed income security.

 Response: The Trust reiterates that the above-cited reference to “other instruments with similar economic characteristics” is intended to preserve the flexibility for the Fund to invest in other instruments in addition to U.S. fixed income securities (such as other ETFs, derivatives, etc.) that provide exposure and have economic characteristics similar to U.S. fixed income securities and count such investments for purposes of the Fund’s 80% investment policy. This disclosure is consistent with the Commission’s statement in the Rule 35d-1 adopting release that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket,” as well as the formulations utilized by other fund complexes. See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001). In response to this comment, the Fund’s 80% investment policy has been revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in U.S. fixed income securities, and in derivatives and other instruments that have economic characteristics and provide investment exposure similar to U.S. fixed income securities.

4.  Comment: The Staff reiterates its prior comment to clarify more specifically where the sub-advisor wants the Fund’s typical dollar-weighted average effective duration to be within the 1-10 year range.

 Response: The Trust respectfully reiterates that the Fund’s typical dollar-weighted average effective duration is accurately described and the range cannot be constrained further as the sub-advisor does not target any particular area within that 1-10 year range. The Trust believes that limiting the duration range further would make the disclosure inaccurate and misleading based on the way the sub-advisor manages the Fund. In response to this comment, the Trust has revised the Item 4 disclosure as follows:

The sub-advisor intends to take an active approach to duration management and does not track the duration of the Fund’s benchmark index. The Fund may invest in securities of any maturity or duration. Under normal conditions, the portfolio managers typically seek to maintain a dollar-weighted average effective duration for the Fund’s portfolio, including derivatives, of 1 to 10 years. The dollar-weighted average effective duration of the Fund’s portfolio may, however, exceed this range materially from time to time depending on the sub-advisor’s valuation analysis and macro-economic outlook.

In addition, the Trust has revised the Item 9 disclosure as follows:

The sub-advisor intends to take an active approach to duration management and does not track the duration of the Fund’s benchmark index. The Fund may invest in securities of any maturity or duration. Under normal conditions, the portfolio managers typically seek to maintain a dollar-weighted average effective duration for the Fund’s portfolio, including derivatives, of 1 to 10 years. The dollar-weighted average effective duration of the Fund’s portfolio may, however, exceed this range materially from time to time depending on the sub-advisor’s valuation analysis and macro-economic outlook. For example, in situations where elevated interest rates have a detrimental effect on consumer or business conditions, resulting in a slowdown in economic activity, the sub-advisor may materially increase duration with the objective of profiting from potential changes in central bank policies, such as a reduction in interest rates, aimed at revitalizing economic activity.

5.  Comment: The Staff reiterates its prior comment to describe, in greater detail, the sub-advisor’s selection factors specific to CMBS, CMOs, forward commitments, delayed delivery instruments, restricted investments and CLOs.

 Response: The Trust confirms that the security selection disclosure adequately and accurately addresses the criteria the sub-advisor uses in determining what securities to buy or sell. In response to this comment, the Trust has added the following disclosure to the Item 9 section:

When evaluating mortgage-backed, asset-backed and restricted securities, the portfolio managers take into account factors such as the securities’ vintage, credit quality, underlying assets that back these securities, geographic exposures, prepayment and default probabilities, and specific details embedded within the securities’ offering documents. This is coupled with the portfolio managers’ macroeconomic analysis that informs their outlook on factors such as interest rates and the political and regulatory environment that may impact the trading levels for these securities.

6.  Comment: In the Principal Investment Strategies section, the revised disclosure states that, “Derivatives with economic characteristics similar to U.S. fixed income securities will be counted towards the Fund’s 80% investment policy.” Please explain what the characteristics are for determining that a derivative may count towards the Fund’s 80% investment policy.

 Response: Please see the response to Comment 3 above. The above-cited disclosure has been revised as follows:

Derivatives that have economic characteristics and provide investment exposure similar to U.S. fixed income securities will be counted towards the Fund’s 80% investment policy.

7.  Comment: The Staff reiterates its prior comment to add risk disclosure specific to U.S. Treasury futures and credit default swaps as these instruments are identified as principal investments in the Principal Investment Strategies section and each creates its own unique type of principal risks.

 Response: The Trust confirms that the Derivatives Instruments risk appropriately addresses the risks associated with the specific derivatives that the Fund may utilize as a principal investment strategy (namely U.S. Treasury futures and credit default swaps, including credit default index swaps). In response to this comment, the Trust has added the following disclosure to the Derivatives Investments risk in the Item 4 section to address the risks associated with credit default swaps:

Credit default swap contracts involve heightened risks and may result in losses to the Fund. When the Fund sells credit protection via a credit default swap, credit risk increases since the Fund has exposure to both the issuer whose credit is the subject of the swap and the counterparty to the swap.

In addition, the Trust added the following disclosure to the Derivatives Investments risk in the Item 9 section:

Credit default swap contracts involve heightened risks and may result in losses to the Fund. If the Fund buys a credit default swap, it will be subject to the risk that the credit default swap may expire worthless, as the credit default swap would only generate income in the event of a default on the underlying debt security or other specified event. As a buyer, the Fund would also be subject to credit risk relating to the seller’s payment of its obligations in the event of a default (or similar event). If the Fund sells a credit default swap, it will be exposed to the credit risk of the issuer of the obligation to which the credit default swap relates. As a seller, the Fund would also be subject to leverage risk, because it would be liable for the full notional amount of the swap in the event of a default (or similar event).

8.  Comment: The Staff reiterates its prior comment to revise the phrase “from time to time” in the first sentence under Liquidity risk.

 Response: The Trust has removed the phrase "from time to time” in the first sentence under Liquidity risk as requested.

9.  Comment: In response to a Staff comment, the Trust added the following to the Item 4 Principal Investment Strategies section and the Item 9 Principal Investment Policies and Practices section, “The Fund may engage in active and frequent trading to achieve its investment goal.” Please revise the disclosure to be a more definitive statement, such as by changing “may” to “will.”

 Response: The Trust has revised the above-cited sentence as follows:

 The Fund anticipates engaging in active and frequent trading to achieve its investment goal.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.

J. Stephen Feinour, Jr.

cc: Tara Gormel, Franklin Templeton

Julie Patel, Franklin Templeton

Miranda Sturgis, Stradley Ronon Stevens & Young, LLP